Mail Stop 4561   October 14, 2008

Robert A. Buntz, Jr.
Chief Executive Officer and President
Webdigs, Inc.
3433 Broadway Street NE
Suite 501
Minneapolis, MN 55413

      Re: **Webdigs, Inc.**
             Form 10
             Filed June 20, 2008
             File No. 001-34106

Dear Mr. Buntz:

      We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

                Sincerely,

                Tom Kluck
                Legal Branch Chief